                                                                    Exhibit h(3)

                          EXPENSE LIMITATION AGREEMENT

This Expense Limitation Agreement is made as of the 1st day of March, 2004 by and between Seix Funds, Inc., a Maryland corporation (the "Fund") on behalf of its series Seix Core Bond Fund (the "Portfolio"), and Seix Investment Advisors Inc., a New Jersey corporation (the "Adviser"), with respect to the following:

      WHEREAS, the Adviser serves as the Investment Adviser to the Portfolio pursuant to an Investment Advisory Agreement between the Fund on behalf of the Portfolio and the Adviser, dated November 3, 1997; and

      WHEREAS, the Adviser has voluntarily agreed to waive its fees and reimburse expenses so that the total operating expenses for the Portfolio will not exceed the percentage of average daily net assets as set forth [in item 1 below]; and

      WHEREAS, the Fund and the Adviser desire to formalize this fee waiver and expense reimbursement arrangement for the period beginning March 1, 2004 through March 1, 2005.

      NOW, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1. The Adviser agrees to waive its fees and reimburse expenses for the period from beginning March 1, 2004 through March 1, 2005 to the extent necessary to maintain the expense ratios of Class I and Class P shares at not more than 0.45% and 0.80%, respectively, of their average net assets.

2. Upon the termination of the Investment Advisory Agreement, this Agreement will automatically terminate.

3. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940 (the "1940 Act") will be resolved by reference to that term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission ("SEC") issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise, the provisions of this Agreement will be interpreted in accordance with the substantive laws of Massachusetts.

4. This expense cap may be changed at any time after March 1, 2005 and does not apply to brokerage commissions, taxes, interest and litigation, indemnification and other extraordinary expenses.

5. To the extent that the Portfolio's total expense ratio falls below its expense limit, the Adviser reserves the right to be reimbursed for advisory fees waived and Portfolio expenses paid by it during the current fiscal year.

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                                      -2-

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.


SEIX INVESTMENT ADVISORS INC.


By:  /s/ Peter Bourke
   ---------------------------
Name:  Peter Bourke
Title: COO

SEIX FUNDS, INC.


By:  /s/ Peter Bourke
   ---------------------------
Name:  Peter Bourke
Title: Vice President


                                      -3-